INVEST IN **GC PLUS**

Uber for Home Service Market


Top On-Demand Home Service Startup By Forbes
GC+
One Click Home Service Solution

gcplus.org San Francisco California

Technology | Software | Y Combinator | SaaS | App

LEAD INVESTOR

Lil Ost

I am an angel investor in multiple startups and GC Plus is one of them. The team behind the company is stellar: super knowledgable about the industry, passionate and with the strong track record. The idea of disrupting home service industry is stellar as nobody done this before to the extend GC Plus is doing. Moreover, they have already solid traction where they serviced more than 7k homeowners. I trust the team, love the product and fully support them in this and future raises.

Invested $50,000 this round

Highlights

1. Solid traction: successfully registered 7,000+ homeowners & 1000+ technicians

2. Highly experienced team: founded local home service company and grew it to $4.7M+ in revenue

3. Supported and backed by Bay Area VC funds and Daniel Curran (Forbes #7 Angel Investor,15+ Unicorns)

4. Featured in top media outlets: Forbes, Entrepreneur Techbullion, Tech Times

#7 Angel Investor,15+ Unicorns)

4. Featured in top media outlets: Forbes, Entrepreneur Techbullion, Tech Times

5. Huge Partnership Opportunities: Airbnb, Zillow etc., Home Insurances , Smart Home Automation

Our Team

Our Team



Rafael Zeitunian CEO

Co-Founded the first company at the age of 19 and bootstrapped it to $5M in sales without any external investments. 10 year experience in building and managing sales teams of 80+ people.

We started a Chicago Plumbing company, which we grew to $5M in revenue. We realized that our tech can be applied not just to hiring plumbers but to all home service providers. Our goal is to build a unicorn company in the home service industry.



Maxym Sereda CMO

Bootstrapped home service company from $0 to $5M in 3.5 years. Successfully founded his first marketing agency at the age of 17. Launched multiple brands and products on Amazon marketplace. Lyft Ambassador who brought over 20k+ in new customers.

Daniel Curran Investor & Advisor

Forbes #7 Silicon Valley Super Angel/VC Investor - Strategy & Business Advisor Serial 14x Founder, & Exec - $170M in exits - in 176+ startups + 15 Unicorns - CABIFY – Dollar Shave – Cruise

Artur Grandi Investor & Product Advisor

PhD in Economics, Founded construction company and bootstrapped it to $64M+ in revenue just in 5 years

Keith O Cagle Home Service Technical Advisor

Third generation plumber with 30+ years of experience. Owned and successfully sold 10M+ home service company.

ALL-IN-ONE SOLUTION TO HIRE HOME SERVICE PROVIDERS

Our Story

GC+

GC Plus is the


GC+
My Project
Inbox
Wallet
Hi,
Jennifer
How can we help you today?
You don't have any project yet!

UBER of the home services marketplace



Start a new project
Become a Member and Save!

Our story originated when Grand Comfort started as a local HVAC & Plumbing company based out of Illinois. Our co-founders Maxym and Rafael grew the business from $0 - $4.7 million in revenue in only a few years. We have listened to countless stories about homeowners pain points and what they wanted. At the same time, we employed and worked with 30+ technicians where we learned about the challenges they faced working at various companies and the dream to become their own boss. Since then, GC+ was born to replace a complex and inconvenient outdated process to a modern, forward-thinking, seamless solution.



Rafael Zeitunian
Co-Founder & CEO

Maxym Sereda
Co-Founder & CMO

Bootstrapped local company to
$4.7M GMV

Working together for
5+ years



Our Mission

Disrupting the home service industry with automation and convenience



Outdated, time consuming and stressful contracting process
Unpredictable income with stressful schedule and no way to grow.
Simple one-click solution for all of your household labor needs.

GC Plus is an online mobile marketplace that matches top GC-screened home service technicians with local demand, allowing consumers to find help with everyday tasks. While growing a local HVAC & Plumbing company, Rafael & Max noticed there was a need to make the process of hiring household labor truly simple and stress free. For technicians, GC plus opened a the doors for many individuals who wanted to become their own boss and grow their business without the headaches of the traditional business or franchise complexity.

Why Invest

Total Addressable Market
With a total addressable market of 657 billion dollars, homeowners now are spending more on automation and convenience in their daily home activities.

Solid Traction
We have over 1000 signed up technicians and over 7,000+ homeowners in our database.

Compound Annual Growth Rate
The compound annual growth rate of home service markets is expected to be 35.81% from 2022 to 2026 and rising.

High-Profile Investors & Partners
Supported and backed by Bay Area VC funds and Daniel Curran (Forbes #7 Angel Investor). GC+ featured in top media outlets: Forbes, Entrepreneur Techbullion, Tech Times &

Market Opportunities
We anticipate market opportunities to partner with Housing Platforms like Airbnb and Smart Home Automation Solutions to integrate seamlessly with current home improvement workflows.

Partnerships
After establishing trust with top brands, our plan is to also partner with Home Insurance platforms and local community partners such as property managers and residential communities for large-scale adaptation.

Exclusive Perks
Investors can receive multiple perks, such as free home services, access to premium membership & discounts.

The Problem

(Problem Homeowner Faces) 💁‍♀️

There is no easy way to find and contract household labor on demand.

Hundreds of millions of homeowners all face the same struggle:

We've all had to scour the internet in search of a specialist to fix, repair, or work on a project in your home. How long did it take to call multiple options? How many spam calls and emails did you get afterward? How many times was the technician not available to come at your ideal time? How many times did you have to pay more than what was initially quoted for your project? Finally when the job is completed and not to standards, the unqualified technician is no where to be found...

We could go on and on with this frustrating process, but it no longer has to be this way.



Spent over an hour browsing for contractors
Paid more than intially quoted.
Received 10+ spam calls from opt-ins
Paid outrages hourly rate for work
Never available at convenient times for quote

(Problem Technician Faces) 👷

There is no predictable way to earn a living and grow as an individual.

Thousands of home service technicians all face the same struggle:

As a home service technician there are only two ways to earn money: Start your own business, or buy a home service franchise. Most technicians only make a small percentage (10-15%) from each job, they are forced to work overtime and weekends to keep the lights on and there is little to no opportunity to grow within the career.

We decided to change the status quo and provide a new and better option:



Has to work overtime to keep the lights on
Only makes 10-15% from each job
No opportunity for growth within
No predictable or guaranteed jobs
Never available at convenient times for quote

The Solution



We built the one-click, on demand marketplace for all home services.
GC Plus is an online platform that connects homeowners and home service contractors in an instant!
GC +
Hi, Jason
You don't have any project yet!
Start a new project
Completed Jobs
Drain Cleaning
Wednesday, April 15, 2020
TAP BAR FOR DETAILS

Homeowners can solve common issues in one click with upfront pricing and on-demand service from experienced local technicians. Technicians are already vetted and approved by GC, ensuring that homeowners will receive the best service possible. The entire process of hiring technicians and completing the jobs is streamlined and protected, as all communication is done through the app.

We value the time and comfort of all our customers

60s.
to book a job

1 click
Auto Match

A-to-Z
Guarantee

Upfront
Detailed Quote

Desired
Booking Time

GC+ allows professional contractors to earn up to three times the average pay elsewhere, be their own boss, have flexible schedules, and provide exemplary service to homeowners. Technicians gain access to hundreds of contract jobs in their cities and can make money on their time and their terms without investment or the daily stresses of business management.

Become your own boss.

$0
Investment

3X
Earnings

Full
Freedom

Work full-time, part-time or once in a while!

How It Works — Homeowners

No more browsing, calling, reading reviews, and wasting time, money, and energy on unreliable contractors.

Homeowners can finally enjoy a truly 1-click on-demand service from a top GC-screened home service expert with a detailed upfront quote, $1M house damage protection, money back guarantee and fully transparent and secured service through the GC+ app.


1
Zip Code
Find perfect home service expert in your area!
Please enter your zipcode.

Enter zip code

Get a quote

2

Describe your home issues & get instant upfront quote


Select a Service Type
Plumbing & Drains
Handyman
Electrician
HVAC
Flooring
Painting

3

Chose a date and time that's convenient for you


Data & Time
Book your appointment

4

Track GC+ technician route, job status, invoice, make payments & communicate with support & tech - all in GC+ App.


Drain Cleaning
Booking Status

5

Pay securely with your phone only after the job is completed and when you are completely satisfied with the service.


Complete your Booking
Add a card

Customer Testimonial


Jeniifer S.
Homeowner
01:01

How It Works — Home Service Technicians

No more unfair pay, business management stresses, or spending time gig-hunting just to get by.

With the GC Plus app, technicians gain access to hundreds of home service jobs in their local market. They can make money on their time and on their terms without a huge investment or the daily stresses of business management, and without having to waste time looking for gigs online.


1
Technician signs-up to join our platform
GC+
Start earning money this week!
Sign up and start earning


2
Uploads documents, finishes GC+ qualification & onboarding process
GC+
Welcome, Alex


3
Starts getting home service work orders on our app with upfront earnings
Earnings
$0.00


4
Technician accepts the job, dispatches to the appointment, implements repair and get paid through the GC+ App
Arrive by 2:00pm


5
GC Plus receives 25-50% commission depending on job & trade that Technician performs
Technician gets his 50% -75% earnings directly deposited to bank account within 72 hours after successful job completion

Technician Testimonial




Mark
GC Plus Technician
GC
01:22

Download


GC +
GC Plus is now available to download on app store & google play.
GC +
Your Next Technician Is Only A Tap Away
The easy and most convenient way to get home services with trusted technicians in your area
Hi, Maxym
Download on the App Store
GET IT ON Google Play

Our Unique Value Proposition

Compared options for technicians to become their own boss.

Traditional Franchise Model

- × High start-up costs
- × Ton of Overhead
- × Long Term Contracts

Benefits the Franchise Company

GC PLus App

- ✓ Zero Investment
- ✓ No Overhead
- ✓ More Earnings & Freedom

Starting Their Own Company

- × High Risk
- × High Startup Cost
- × Bussiness Skills & Experience Needed

Benefits the Franchise Company

Freedom

✓ Start From Day One

Benefits each Individual Tech

Benefits the Company Owner

Our Business Model is Simple Yet Profitable and Self-sustaining

Example of our business model on an average plumbing job



$350
Average 1 Job Ticket
GC+ Income 10.7%
Operational Expenses 14.3%
CAC 25%
Technician Comission 50%
$37.50
$50.00
$87.50
$175.00

The GC+ business model is built to benefit not just the homeowners, but also the technicians who respond to jobs. We offer competitive pricing, allowing homeowners to get the best cost possible (and once that quote is locked in, it stays there!), and 50% of the total cost, goes straight to the technician. The rest of the 50% goes to GC plus and currently breaks down as follows: 25% of the cost goes to CAC, Customer Acquisition Costs, to find more customers to grow the platform. 14.3% of the fee goes toward operational expenses, to keep the platform growing and running, while 10.7% of the total goes back into the company income.

Our business model is self-sufficient and self-sustaining, keeping homeowners and technicians coming back, while also putting a healthy amount of funding back into the business so we can continue to grow and develop our platform.

Market Size



Home Service
Market Size
$131.4B
SOM
$32.8B
SAM
No other company that
utilizes a comparable model


for technicians to GC Plus
Homeowners seek safe and one-click solution
CAGR of 35.81% on-demand home service market during 2022-2026
$657B
TAM

Our Traction

Our data shows massive interest on both sides for our platform.

Registered home service technicians


1,000
1000
750
500
250
0
Dec 21
Jan 22
Feb 22
Mar 22
Apr 22
May 22
June 22
July 22
Aug 22
Sept 22
Oct 22

In the last 12 months, we have grown gradually to over 1,000 registered technicians for our app.

1,000 +
Registered Technicians

Registered homeowners


7,000
8,000
6,000


4,000
2,000
0
Apr 21
May 22
June 22
July 22
Aug 22
Sept 22

In the last 6 months, we have grown gradually to over 7,000 registered Homeowers for our app.

7,000 +
Registered Homeowners

Our Fundraising Goal


Target Fundraising:
$1,000,000
We ask this amount in order to secure funding to grow our platform, gain traction and expand our coverage area towards our future projected milestones as listed below!

Our key projected milestones

$1.2M	10+	4000+	21000+
ARR	New States Covered	Signed Up Technicians	Registered Homeowners

*Forward-looking projections can't be guaranteed.

Our Financial Projections

Our 3-year financial projections

	2023	2024	2025
Completed Jobs	3,400	17800	71200
Technicians	4000	9000	12000
Gross Revenue	$1.2M	$6.2M	$24.9M

*Forward-looking projections can't be guaranteed.

Our Core Team

We are a supercharged team with some of the world's top engineers, investors, and advisors

Our Core Team



Rafael Zeitunian
Co-Founder & CEO
Co-Founded Grand Comfort, bootstrapped to $4.7M in annual revenue within 3.5 years
Built sales team of 80+ people
Maxym Sereda
Co-Founder & CMO
Co-Founded Grand Comfort, bootstrapped to $4.7M in annual revenue
9 years experience in marketing & digital advertising. Served Lyft, ecommerce and education businesses
Yurii Firs
CTO
Software engineer with 18+ Years experience
Built and managed teams of 30+ developers

Our Development Team On a Daily Meetings





Our Advisory Board



Arthur Zeitunian
Investor & Advisor
PhD in Economics, Founded construction company and bootstrapped it to $64M+ in revenue just in 5 years
Keith O Cagle
Home Services Technical Advisor
Third generation plumber with 30+ years of experience. Owned and successfully sold 10M+ plumbing company in Illinois
Daniel Curran
Investor & Business Advisor
Forbes #7 Silicon Valley Super Angel/VC Investor - Strategy & Business Advisor, Serial 14X Founder & Exec - $170M in exits - in 176+ startups + 15 Unicorns - CABIFY - Dollar Shave - Cruise

Features & Press



We have been featured
in the top media outlets.
Forbes
Entrepreneur
TechBullion
TECH TiMES
SmallBusinessSense
Small Business Tools For Big Business Success
startupguys

TECHREPORT TECHOLAC TECHNOLOGY NEWS & TRENDS

Investment Perks


INVEST IN GC+
INVEST IN THE FUTURE OF HOME SERVICE
INVESTMENT $400
• 2 FREE services by handyman
• Perk has a $1,000 value
INVESTMENT $1,000
• 6 FREE services by handyman
• Perk has min $3,000 value
INVESTMENT $2,500
• 6 FREE services by handyman
• Perk has min $3,000 value
INVESTMENT $5,000
• 20 FREE services by ANY home service provider
• Access to future premium VIP app features free for life
• Perk has a min $25,000 value
INVESTMENT $10,000
• 30 FREE services by ANY home service provider
• Access to future premium VIP app features free for life
• Annual call with the board